F-Secure

F-SECURE

03037371

82-5035

November 4, 2003

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Jaana Sirkiä
Corporate communicator

pp. Henriëtta Malmari

dlw 11/17

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

FOR RELEASE October 30, 2003

F-Secure Group's Financial results January 1 - September 30, 2003

F-Secure's antivirus business achieved the industry's fastest growth rate in Europe during Q3 Strong growth in anti-virus, excellent growth in service subscriptions through ISPs, moderate encryption sales

For the third quarter of 2003, F-Secure reported revenues of 10.1 million euros with positive operating result amounting to 0.8 m. The operating result improved remarkably compared to last year's corresponding result of EUR 0.3 million negative.

The result represents an increase of 11% from the previous quarter and 5% from the third quarter of 2002. The company's antivirus business achieved the industry's fastest growth rate in Europe during Q3 with a y-to-y growth rate of over 40%.

The anti-virus revenues grew strongly, by 32% in the third quarter and by 15% in the first nine months of 2003. The number of anti-virus service subscriptions continued to show excellent growth and related revenues grew by 153% in the third quarter compared to the same period a year ago.

Extensive global virus epidemics in August increased the general awareness of data security threats. Newly established European channels in the consumer and small business segments, the Group's quality products and leading anti-virus laboratory helped the sales in markets where the company's products are widely available. The Group's anti-virus research team's role was instrumental in cracking down the potentially very dangerous Sobig.F virus together with FBI and CERT organizations around the world.

Customer satisfaction further increased from existing high level. In the annual customer satisfaction survey where 4282 customers in 24 countries were interviewed F-Secure got the following grades (on a scale 1-5): F-Secure as a company 4.31 (4.27 in 2002); the willingness to recommend F-Secure's products 4.36 (4.34 in 2002).

The F-Secure Anti-Virus Client Security product was piloted by first SMB customers in early Q3. It contains anti-virus, email scanning, stateful inspection firewall, intrusion detection and application control with centralized management in one single package. This type of solution is a necessity when preventing more and more frequent Blaster type worms, where traditional antivirus is not enough. The F-Secure Internet Gatekeeper anti-virus gateway product for web and email traffic was also introduced.

These two comprise the most important product introductions for the year 2003.

F-Secure Anti-Virus Client Security received the Editor's Choice award from PC Plus Magazine in the UK. This was the first test this product participated in.

"Investments in the development of our partner channel and quality products, which prevent more and more complex threats have proven the be the right ones. Based on this we continue to develop our business in the challenging environment and expect our turnover to be positive for the full year 2003", says Risto Siilasmaa, President and CEO of F-Secure Corporation.

Key events after the end of the reporting period

After the reporting period, the Group announced partnerships with Czech Telecom (Czech Republic), TDC Cable (Denmark) and BlueCom (Norway). The Group currently has 17 public ISP partners in nine countries.

The Group announced F-Secure Mobile Services(tm), a platform for hosting automatic subscription-based wireless security services with a patented SMS update mechanism and F-Secure Anti-Virus for Series 60, a fully automatic security solution that offers transparent real-time protection against harmful content locally on the Symbian OS(tm) device.

Reporting

A press and analyst conference will be arranged today, October 30, at 11 am Finnish time at the Group's Headquarters, Tammasaarenkatu 7, Helsinki. A conference call for international investors and analysts will be arranged at 14.00 Finnish time (13.00 CET). Instructions at: http://www.europe.fsecure.com/investor-relations/

For full stock exchange release, please visit: http://www.Europe.F-Secure.com/investor-relations/news/

Additional information:

F-Secure Corporation
Risto Siilasmaa, President and CEO tel.358 9 2520 5510
Taneli Virtanen, Director of Finance tel.358 9 2520 5655

http://www.F-Secure.com